UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 27, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

March 27, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

We hereby submit the results of the e-voting pursuant to the Postal Ballot of the Bank, for all resolutions as specified in the Postal Ballot Notice dated February 10, 2023.

Period of Postal Ballot	February 24, 2023 to March 25, 2023
Total no. of shareholders as on the cut-off date	22,80,227

All the resolutions placed through the Postal Ballot were passed with the requisite majority. The resolutions are deemed as passed on the last date of the e-voting period, i.e. Saturday, March 25, 2023.

The Report of the Scrutinizer viz., M/s. BN & Associates, is enclosed herewith.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.:a/a.

HDFC BANK LTD - VOTING RESULTS OF POSTAL BALLOT-2023

Date of declaration of result of Postal Ballot	25th March, 2023
Total number of shareholders as on cut off date i.e. 17th February, 2023	2280227
No. of Shareholders present in the meeting either in person or through proxy	Not Applicable
Promoters and Promoter Group:
Public:
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Ordinary (01) : Approval of Related Party Transactions with Housing Development Finance Corporation Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			YES
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		2568120848	93.276	2568120848	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2753262189	2568120848	93.276	2568120848	0	100.000	0.000
Public - Non Institutions	E-Voting		14328868	0.863	14270904	57964	99.595	0.405
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660323373	14328868	0.863	14270904	57964	99.595	0.405
Total		5578211396	2582449716	46.295	2582391752	57964	99.998	0.002

Resolution required: (Ordinary/Special)			Ordinary (02) : Approval of Related Party Transactions with HDB Financial Services Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			YES
Category	Mode of Voting	No. of shares held	No. of votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		2568120848	93.276	2568120848	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2753262189	2568120848	93.276	2568120848	0	100.000	0.000
Public - Non Institutions	E-Voting		14319278	0.862	14253948	65330	99.544	0.456
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660323373	14319278	0.862	14253948	65330	99.544	0.456
Total		5578211396	2582440126	46.295	2582374796	65330	99.997	0.003

Resolution required: (Ordinary/Special)			Ordinary (03) : Approval of Related Party Transactions with HDFC Securities Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			YES
Category	Mode of Voting	No. of shares held	No. of votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		2568120848	93.276	2568120848	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2753262189	2568120848	93.276	2568120848	0	100.000	0.000
Public - Non Institutions	E-Voting		14318383	0.862	14258800	59583	99.584	0.416
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660323373	14318383	0.862	14258800	59583	99.584	0.416
Total		5578211396	2582439231	46.295	2582379648	59583	99.998	0.002

Resolution required: (Ordinary/Special)			Ordinary (04) : Approval of Related Party Transactions with HDFC Life Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			YES
Category	Mode of Voting	No. of shares held	No. of votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		2568120848	93.276	2568120848	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2753262189	2568120848	93.276	2568120848	0	100.000	0.000
Public - Non Institutions	E-Voting		14313002	0.862	14248502	64500	99.549	0.451
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660323373	14313002	0.862	14248502	64500	99.549	0.451
Total		5578211396	2582433850	46.295	2582369350	64500	99.998	0.002

Resolution required: (Ordinary/Special)			Ordinary (05) : Approval of Related Party Transactions with HDFC ERGO General Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			YES
Category	Mode of Voting	No. of shares held	No. of votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		2568120848	93.276	2568120848	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2753262189	2568120848	93.276	2568120848	0	100.000	0.000
Public - Non Institutions	E-Voting		14314866	0.862	14250565	64301	99.551	0.449
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660323373	14314866	0.862	14250565	64301	99.551	0.449
Total		5578211396	2582435714	46.295	2582371413	64301	99.998	0.002

Resolution required: (Ordinary/Special)			Ordinary (06) : Approval of Related Party Transactions with HDFC Credila Financial Services Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			YES
Category	Mode of Voting	No. of shares held	No. of votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		2568120848	93.276	2568120848	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2753262189	2568120848	93.276	2568120848	0	100.000	0.000
Public - Non Institutions	E-Voting		14314983	0.862	14247147	67836	99.526	0.474
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660323373	14314983	0.862	14247147	67836	99.526	0.474
Total		5578211396	2582435831	46.295	2582367995	67836	99.997	0.003

SCUTINIZER’S REPORT

March 27, 2023

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

The Board of Directors of HDFC Bank Limited (hereinafter referred to as ‘‘the Bank”) at their meeting held on February 10, 2023, have appointed me as the Scrutinizer to scrutinize the Postal Ballot e-voting process in a fair and transparent manner in respect of all the Resolutions as stated in the Postal Ballot Notice dated February 10, 2023 (the “Postal Ballot Notice”).

In compliance with the provisions of Section 110 of the Companies Act, 2013 (the “Act”) read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the Securities & Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”) Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, including any circulars, statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines prescribed by the Ministry of Corporate Affairs (the “MCA”), Government of India, for holding general meetings/ conducting postal ballot process through e-voting vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020 and 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 11/2022 dated December 28, 2022 (the “MCA Circulars”) and any other applicable laws and regulations, the special businesses mentioned in the Postal Ballot Notice dated February 10, 2023, were proposed to be passed by the Members of HDFC Bank Limited through Postal Ballot via remote electronic voting (e-voting) only. The Bank had, accordingly, provided facility of e-voting to all Members of the Bank to enable them to cast their votes electronically on the special businesses mentioned in the Notice.

The Bank has engaged the services of National Securities Depository Ltd, as the Electronic Voting Service Provider (“NSDL” or “EVSP”) who had made necessary arrangements to facilitate e-voting by the shareholders of the Bank on their website at www.evoting.nsdl.com. Datamatics Business Solutions Limited are the Registrar and Share Transfer Agents for the Bank (the “RTA”).

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Accordingly, the Bank had sent the Postal Ballot Notice including all the requisite information required by the shareholders to cast their votes, in electronic form only to all those Members who had registered their e-mail addresses with the Bank / RTA / Depository Participants, as on Friday, February 17, 2023 (being the cut-off date for this purpose). The communication of the assent or dissent of the Members was sought through the e-voting system only.

In order to facilitate those Members who had not yet registered their e-mail addresses, a proper procedure was laid down for the shareholders to get their email address registered with the RTA prior to the cut-off date so that they could also participate in the e-voting facility extended by the Bank.

The Bank and the EVSP had uploaded the Notice together with the explanatory statement on their respective websites viz. www.hdfcbank.com and www.evoting.nsdl.com and Electronic Voting Event Number “123432.” (‘EVEN’) was generated for casting the votes through e-voting mode. The Bank and the EVSP have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The aforesaid Postal Ballot Notice was sent on or before February 20, 2023 through e-mail to all the Members of the Bank who had registered their e-mail addresses as on February 17, 2023.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items being placed for approval of the members through postal ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour and against the resolutions stated in the Notice, based on the data generated from the e-voting system provided by EVSP.

I report that the Postal Ballot Notice was sent through e-mail to 21,87,094 members whose email address was registered with the Bank / RTA / Depositories and as made available with the RTA. The total Number of Members as on the Cut-off date was 22,80,227. The e-voting period commenced from Friday, February 24, 2023 from 9.00 a.m. IST and ended on Saturday, March 25, 2023 at 5.00 p.m. IST. In respect of 93133 members whose email addresses were not available, a Public Notice with regard to the Postal Ballot Notice was published on February 21, 2023 in “Business Standard” English Newspaper, and in “Navshakti”, Marathi Newspaper (Mumbai edition) providing requisite information and contact details of the EVSP and the RTA for registering email addresses and addressing queries on e-voting.

The item for which approval of the Members of the Bank was sought as stated in the Notice is mentioned hereunder: -

Sr. No.	Type of Resolution	Description of the resolution
1.	As an Ordinary Resolution	Approval of Related Party Transactions with Housing Development Finance Corporation Limited
2.	As an Ordinary Resolution	Approval of Related Party Transactions with HDB Financial Services Limited
3	As an Ordinary Resolution	Approval of Related Party Transactions with HDFC Securities Limited
4	As an Ordinary Resolution	Approval of Related Party Transactions with HDFC Life Insurance Company Limited
5	As an Ordinary Resolution	Approval of Related Party Transactions with HDFC ERGO General Insurance Company Limited
6	As an Ordinary Resolution	Approval of Related Party Transactions with HDFC Credila Financial Services Limited

2 | Page

SUMMARY OF VOTES CAST

The E-voting process concluded at 5 p.m. IST on Saturday, March 25, 2023. After the closure of E-voting process the votes cast through E-voting facility were duly unblocked by me as the Scrutinizer in the presence of K. Venkataraman and Rena Oswal witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour, votes against were generated by NSDL from their website were duly scrutinized.

On scrutiny, I report that out of 22,80,227, Members holding shares as on the cut-off date, i.e. February 17, 2023, 16,165 Members holding 258,47,09,004 shares have exercised their votes through remote E-voting.

The details of Postal Ballot results for the special businesses placed for consideration and approval of the Members is given below:

Notes:

1.	Votes cast in favour or against has been considered on the basis of number of shares held as on the cut-off date reckoned for the purpose of postal ballot
2.	Vote Cast In favour or against is calculated based on the Valid Votes cast through Remote E-voting
3.	Being a related party transaction, the members identified as Related Party abstained from voting on the resolution. None of them however, have voted against the Resolution

Item No 1: As an Ordinary Resolution

Approval of Related Party Transactions with Housing Development Finance Corporation Limited

Total no. of Members	22,80,227
Total no. of Equity Shares	557,82,11,396
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday February 24, 2023 till 5.00 p.m. IST on Saturday March 25, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,165	258,47,09,004
Less: Invalid E-voting abstained/less voted)* refer note below	B	16	22,59,288
Net E-voting (A-B) considered valid	C	16,149	258,24,49,716

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	0	0	0	0	0	0
Public-Institutional holders	275,32,62,189	256,81,20,848	93.276	256,81,20,848	0	100	0
Public-others	166,03,23,373	143,28,868	0.863	142,70,904	57,964	99.595	0.405
Total	557,82,11,396	258,24,49,716	46.295	258,23,91,752	57,964	99.998	0.002

Percentage of votes cast in Favour: 99.998 Percentage of votes cast Against: 0.002

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated February 10, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Saturday, March 25, 2023.

Item No 2: As an Ordinary Resolution

Approval of Related Party Transactions with HDB Financial Services Limited

Total no. of Members	22,80,227
Total no. of Equity Shares	557,82,11,396
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday February 24, 2023 till 5.00 p.m. IST on Saturday March 25, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,165	258,47,09,004
Less: Invalid E-voting abstained/less voted)* refer note below	B	81	22,68,878
Net E-voting (A-B) considered valid	C	16,084	258,24,40,126

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	0	0	0	0	0	00
Public-Institutional holders	275,32,62,189	256,81,20,848	93.276	256,81,20,848	0	100	00
Public-others	166,03,23,373	143,19,278	0.862	142,53,948	65,330	99.544	0.456
Total	557,82,11,396	258,24,40,126	46.295	258,23,74,796	65,330	99.997	0.003

Percentage of votes cast in Favour: 99.997 Percentage of votes cast Against: 0.003

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 2 as set forth in the Postal Ballot Notice dated February 10, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Saturday, March 25, 2023.

Item No 3: As an Ordinary Resolution

Approval of Related Party Transactions with HDFC Securities Limited

Total no. of Members	22,80,227
Total no. of Equity Shares	557,82,11,396
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday February 24, 2023 till 5.00 p.m. IST on Saturday March 25, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,165	258,47,09,004
Less: Invalid E-voting abstained/less voted)* refer note below	B	86	22,69,773
Net E-voting (A-B) considered valid	C	16,079	258,24,39,231

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	0	0	0	0	0	00
Public-Institutional holders	275,32,62,189	256,81,20,848	93.276	256,81,20,848	0	100	00
Public-others	166,03,23,373	143,18,383	0.862	142,58,800	59,583	99.584	0.416
Total	557,82,11,396	258,24,39,231	46.295	258,23,79,648	59,583	99.998	0.002

Percentage of votes cast in Favour: 99.998 Percentage of votes cast Against: 0.002

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 3 as set forth in the Postal Ballot Notice dated February 10, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Saturday, March 25, 2023.

Item No 4: As an Ordinary Resolution

Approval of Related Party Transactions with HDFC Life Insurance Company Limited

Total no. of Members	22,80,227
Total no. of Equity Shares	557,82,11,396
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday February 24, 2023 till 5.00 p.m. IST on Saturday March 25, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,165	258,47,09,004
Less: Invalid E-voting abstained/less voted)* refer note below	B	95	22,75,154
Net E-voting (A-B) considered valid	C	16,070	258,24,33,850

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	0	0	0	0	0	00
Public-Institutional holders	275,32,62,189	256,81,20,848	93.276	256,81,20,848	0	100	00
Public-others	166,03,23,373	143,13,002	0.862	142,48,502	64,500	99.549	0.451
Total	557,82,11,396	258,24,33,850	46.295	258,23,69,350	64,500	99.998	0.002

Percentage of votes cast in Favour: 99.998 Percentage of votes cast Against: 0.002

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 4 as set forth in the Postal Ballot Notice dated February 10, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Saturday, March 25, 2023.

Item No 5: As an Ordinary Resolution

Approval of Related Party Transactions with HDFC ERGO General Insurance Company Limited

Total no. of Members	22,80,227
Total no. of Equity Shares	557,82,11,396
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday February 24, 2023 till 5.00 p.m. IST on Saturday March 25, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,165	258,47,09,004
Less: Invalid E-voting abstained/less voted)* refer note below	B	100	22,73,290
Net E-voting (A-B) considered valid	C	16,065	258,24,35,714

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	0	0	0	0	0	00
Public-Institutional holders	275,32,62,189	256,81,20,848	93.276	256,81,20,848	0	100	0
Public-others	166,03,23,373	143,14,866	0.862	142,50,565	64,301	99.551	0.449
Total	557,82,11,396	258,24,35,714	46.295	258,23,71,413	64,301	99.998	0.002

Percentage of votes cast in Favour: 99.998 Percentage of votes cast Against: 0.002

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 5 as set forth in the Postal Ballot Notice dated February 10, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Saturday, March 25, 2023.

Item No 6: As an Ordinary Resolution

Approval of Related Party Transactions with HDFC Credila Financial Services Limited

Total no. of Members	22,80,227
Total no. of Equity Shares	557,82,11,396
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday February 24, 2023 till 5.00 p.m. IST on Saturday March 25, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,165	258,47,09,004
Less: Invalid E-voting abstained/less voted)* refer note below	B	93	22,73,173
Net E-voting (A-B) considered valid	C	16,072	258,24,35,831

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	0	0	0	0	0	00
Public-Institutional holders	275,32,62,189	256,81,20,848	93.276	256,81,20,848	0	100	00
Public-others	166,03,23,373	143,14,983	0.862	142,47,147	67,836	99.526	0.474
Total	557,82,11,396	258,24,35,831	46.295	258,23,67,995	67,836	99.997	0.003

Percentage of votes cast in Favour: 99.997 Percentage of votes cast Against: 0.003

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 6 as set forth in the Postal Ballot Notice dated February 10, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Saturday, March 25, 2023.

I further report that as per the Postal Ballot Notice dated February 10, 2023 and the Board Resolution dated February 10, 2023, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by postal ballot in respect of the Resolutions referred, within two working days of the closure of the remote e-voting. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfcbank.com and on the website of NSDL www.evoting.nsdl.com The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rule 22 of the Companies (Management and Administration) Rules, 2014 has been duly complied with and the records maintained by me including the data as obtained from NSDL, the Service Provider for the e-voting facility extended by them and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank.

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I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

For BN & Associates

Company Secretaries

CS B Narasimhan	Place: Mumbai
(Proprietor)	Date: March 27, 2023
(FCS no 1303 COP no 10440)	UDIN: F001303D003322995

The following were the witnesses to the unblocking of the votes on March 25, 2023

1. K. Venkataraman	2. Rena Oswal

Received the Report

For HDFC Bank Limited

Santosh Haldankar

Company Secretary

Place: Mumbai	Date: March 27, 2023

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